Atento Reports Fiscal 2021 Third Quarter and 9M Results

Sales (Total Annual Value) increase 34% YTD, growing 77% in US and EMEA

Consolidated Revenues increase 4.1% in Q3 on Multisector growth in US and strong TEF sales in Brazil

Strong Consolidated EBITDA in Q3, up 14.7% to $51 million, with margin expanding to 13.9%
Reiterating FY 2021 guidance

NEW YORK, November 15, 2021 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its third quarter and first nine months operating and financial results for the periods ending September 30, 2021. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless otherwise noted.

Strong Sales (TAV) growth and solid revenue increase

•	Sales (Total Annual Value) increased 34% YTD and grew a total of 77% in US and EMEA
•	Q3 2021 revenues grew 4.1% in CCY and 4.5% on a reported basis, fueled by strong multisector growth in the Americas region, mainly in the US, and higher Telefónica revenues in Brazil
•	Hard-currency revenues at 25% of total revenues in 9M 2021, up from 22% in 9M 2020
•	US revenues of $29.2 million in Q3 and $84.1 million YTD, a 40.5% increase compared to 9M 2020
•	Multisector revenues grew 3.4% in Q3, mainly in tech, public services and born-digital. In 9M 2021, Multisector revenues reached 67.5% of total revenues

Sustainable EBITDA and margin expansion leading to improved capital structure

•	Consolidated EBITDA increased 14.7% to $51.3 million in Q3
•	EBITDA margin reached record level for Q3 at 13.9%, a 1.2 p.p. increase from 12.7% in Q3 2020
•	EBITDA in hard currencies at 28% of total YTD, on strong US growth
•	US EBITDA of $5.8 million in Q3 and $15.4 million in 9M 2021, up 117.9% YTD and already 11% of total, with EBITDA Margin at 20.0% in Q3 21 and 18.3% YTD, 6.5 p.p. higher than last year
•	Net leverage at 2.8x, down from 3.0x in Q2 2021 and within 2021 guidance range of 2.5 to 3.0x
•	Solid cash position of $145.7 million
•	Recurring Net Income of $2.0 million, with Recurring EPS of $0.14

Implementing robust ESG Plan to reinforce current practices and expand scope

•	Expanding Atento@home model and implementation of Cloud strategy, in support of achieving carbon neutrality by 2030
•	Diversity and inclusion practices continue to be company strengths and priority to remain a top Employer in sector
•	Include Tent Agreement for Afghan refugees in US?

October 2021 Cyber attack

•	Early detection, robust protocols and a rapid response enabled effective response to October cyberattack, with majority of services now restored

Summarized Consolidated Financials

($ in millions except EPS)	Q3 2021	Q3 2020	CCY Growth (1)	YTD 2021	YTD 2020	CCY Growth (1)
Income Statement (6)
Revenue	368.6	352.7	4.1%	1,122.0	1,042.7	9.7%
EBITDA (2)	51.3	44.8	14.7%	141.1	107.8	35.6%
EBITDA Margin	13.9%	12.7%	1.2p.p.	12.6%	10.3%	2.2 p.p.
Net Income (3)	(11.7)	(13.1)	-13.8%	(46.6)	(38.9)	20.8%
Recurring Net Income (2)	2.0	(1.2)	N.M.	(6.4)	(14.6)	63.0%
Earnings Per Share on the reverse split basis (2) (3) (5)	($0.83)	($0.93)	-14.0%	($3.31)	($2.75)	21.0%
Recurring EPS on the reverse split basis (2) (5)	$0.14	($0.09)	N.M.	$0.45	($1.04)	62.9%
Cash Flow, Debt and Leverage
Net Cash Used in Operating Activities	26.8	10.7		41.1	68.2
Cash and Cash Equivalents	145.7	196.6
Net Debt (4)	550.1	514.2
Net Leverage (4)	2.8x	4.0x

(1) Unless otherwise noted, all results are for Q3; all revenue growth rates are on a constant currency basis, year-over-year; (2) EBITDA, Recurring Net Income/Recurring Earnings per Share (EPS) are Non-GAAP measures; (3) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances; (4) Includes IFRS 16 impact in Net Debt and Leverage; (5) Earnings per share and Recurring Earnings per share in the reverse split basis is calculated with weighted average number of ordinary shares outstanding. (6) The following selected financial information are unaudited.

1

Message from the CEO and CFO

It is gratifying to report such strong Q3 2021 results. We maintained a steady and profitable growth trajectory, delivering Atento’s best third-quarter EBITDA and Free Cash Flow since initiating our Three Horizon Plan in early 2019. Further, solid revenue growth and a still expanding EBITDA margin resulted in record Free Cash Flow in a Q3 perspective.

As we further penetrated the US market under the third phase of our growth plan, revenues there rose to $29.2 million in Q3 and drove 9M 2021 40% higher to $84.1 million. The increase led Atento’s nine-month hard currency revenue and EBITDA to grow 21% and 125%, respectively. Also, during the first nine months, the total annual value of our US Nearshore and EMEA sales increased 77%, driving a 34% increase on a consolidated basis. We added 14 new clients as well, with revenue from fast-growing media, tech and born-digital clients now representing more than 11% of Atento’s consolidated revenue, an increase of nearly three percentage points over last year’s nine-month period.

We are also exceptionally proud of our IT team’s response to last month’s cyberattack against our Brazil operations. As always, clients were our immediate priority and every decision taken at the time was to protect them. Early detection, robust protocols and a rapid response enabled us to effectively isolate and ringfence the attack, allowing Atento to resume the majority of affected services within two weeks while also preventing the attack from reaching client systems.

Following the recent appointment of an ESG director, we are proceeding with a robust sustainability strategy and plan to achieve carbon neutrality by 2030 while continuing to lead our sector on the social front. Over 32% of Atento’s energy supply now comes from renewable sources, while we reduced water consumption by 26% between 2019 and 2020. And as we move more of our operations to the Cloud and transition additional employees to the Atento@Home model, who now number over 80,000, we expect to accelerate Atento’s progress toward carbon neutrality. Diversity & Inclusion remains at the heart of our company’s culture. We are proud to say that approximately 64% of our colleagues and 53% of Atento’s managers are women. Fifty-five percent of our employees are under the age of 30, and for many of them a position at Atento is their first formal job, giving them access to training and benefits such as healthcare.

Looking ahead to the remainder of the year, we continue tracking well to full-year guidance, with nine-month revenue growth exceeding guidance while Atento’s EBITDA margin and leverage are already within our target range. Our strong performance year-to-date also reinforces our confidence in meeting the ambitious 2022 performance targets we set in 2019. The renewed operational and financial strength of our company, combined with our expanding talent base and portfolio of innovative technological solutions, mean Atento is well positioned to capitalize on accelerating demand for high-value CX among companies around the world that continue to rapidly digitize their businesses.

Carlos López-Abadía                                                                        José Azevedo

Chief Executive Officer                                                                   Chief Financial Officer

2

Third Quarter Consolidated Financial Results

Atento’s revenue increased 4.1% to $368.6 million in Q3 2021, driven by US multisector growth and an increase in Telefónica revenue in Brazil. For 9M 2021, hard currencies reached 25% of total revenues.

Telefónica revenues rose 5.5%, reflecting the full impact of a client program won in Brazil in Q1 as well as higher volumes in the majority of South America countries. At the end of the quarter, Telefónica revenues had neared 2019 levels and were higher than pre-pandemic levels.

Multisector revenues grew 3.4% in the quarter, mainly in the Americas, where sales were boosted by a strong 40.1% increase in Q3 2021 in US revenues. In 9M 2021, sales in the public services sector continued to accelerate along with those in fast-growing verticals such as born-digital, technology and media, which in the aggregate already represent 11.2% of total revenues compared to 8.3% a year ago. Also, in the nine months, Multisector revenues reached 67.5% of total sales.

Consolidated EBITDA increased 14.7% to $51.3 million in Q3 2021, the highest “Q3”since the implementation of the Three Horizon plan, while the corresponding margin expanded 120 basis points to 13.9%, also the highest Q3 level during this period. In 9M 2021, the EBITDA margin was 12.6%, rising to within the FY guidance range and evidencing the effectiveness of the Company’s turnaround under the growth plan. The margin expansion reflects major client wins in the US and Brazil, a greater proportion of next generation services in the revenue mix, and the cost reduction program that has been successfully implemented since 2020. In addition, growing business with US clients increased EBITDA in hard currency to $40.2 million in 9M 2021, representing 28% of total EBITDA in this period.

Recurring EPS was $0.14 in Q3, compared to negative $0.09 in the same period last year. Reported EPS, which was -$0.83 for the quarter, was negatively impacted by $16.7 million in non-cash mark-to-market adjustments to hedging instruments.

Atento continued to maintain a comfortable level of financial liquidity at the end of the quarter and, as EBITDA continued to expand, net leverage decreased to 2.8x, within the Company’s FY guidance range. Operational FCF was also a record for Q3 since 2019, reaching $25.9 million, with FCF at $6.7 million, another record during this period. FCF was positive despite bond interest payments made during the quarter. FCF for the 9M 2021 was negative $30.4 million, mainly due to $16.1 million in tax payments that had been postponed from 2020 under government pandemic relief programs and to $10.9 million in one-off expenses related to debt refinancings. Excluding these effects and growth-related expenses (working capital and capex), run-rate FCF was approximately $13.6 million in 9M 2021.

Atento’s average headcount was 142,085 employees in 9M 2021, with revenue per employee increasing 2.6% on 9.7% revenue growth.

3

Segment Reporting

Brazil

($ in millions)	Q3 2021	Q3 2020	CCY growth	YTD 2021	YTD 2020	CCY Growth
Brazil Region
Revenue	152.4	145.2	2.0%	457.3	452.5	7.3%
Adjusted EBITDA	26.9	23.5	11.3%	69.0	58.5	25.9%
Adjusted EBITDA Margin	17.7%	16.2%	1.5 p.p.	15.1%	12.9%	2.2 p.p.
Profit/(loss) for the period	(1.2)	(5.2)	-78.4%	(5.6)	(21.4)	-72.3%
Brazil Revenue Mix	9M 2021			9M 2020

Revenue in Brazil, Atento’s flagship operation, increased 2.0% during the quarter to $152.4 million, fueled by 19.3% growth in Telefónica sales that reflect the full impact of a client program won in Q1 2021. Multisector revenues decreased 3.0%, as a result of the Company’s focus on maintaining high profitability contracts and forgoing renewals of low profitability contracts in order to continue expanding the business’ EBITDA margin.

Brazil’s EBITDA margin increased 150 bps and also 220 bps sequentially to 17.7% from 15.5% in the previous quarter. Coupled with the revenue increase, EBITDA grew 11.3% to $26.9 million.

Americas Region

($ in millions)	Q3 2021	Q3 2020	CCY growth	YTD 2021	YTD 2020	CCY Growth
Americas Region
Revenue	157.8	148.8	8.8%	476.6	426.1	13.2%
Adjusted EBITDA	19.3	16.6	21.9%	56.3	44.3	27.9%
Adjusted EBITDA Margin	12.2%	11.2%	1.1p.p.	11.8%	10.4%	1.4p.p.
Profit/(loss) for the period	2.3	(0.8)	N.M	0.6	(8.0)	N.M
Americas Revenue Mix	9M 2021			9M 2020

In the Americas, Atento’s revenues increased 8.8% to $157.8 million, with Multisector sales increasing 9.8%, mainly in the US. Telefónica revenues increased 8.1%, with most of the increase generated across South American countries, such as Colombia, Peru and Argentina.

The region’s Adjusted EBITDA was $19.3 million in the quarter, up 21.9%, mainly due to higher EBITDA in the US coupled with the cost reduction program implemented since 2020. The EBITDA margin expanded 110 bps to 12.2%.

Consistent with Atento’s strategy to expand its presence in the US market and increase exposure to hard currencies, third quarter EBITDA from the US reached $5.8 million, while the EBITDA margin expanded to 20.0%. In 9M 2021, US revenues grew 40.5% and EBITDA increased 117.9%. The Company’s strong US performance resulted in hard currency sales growing to 25% of total revenue during this period, while EBITDA generation of $40.2 million accounted for 28% of consolidated EBITDA.

4

EMEA Region

($ in millions)	Q3 2021	Q3 2020	CCY growth	YTD 2021	YTD 2020	CCY Growth
EMEA Region
Revenue	59.4	60.5	-2.6%	192.2	168.5	7.3%
Adjusted EBITDA	7.5	7.3	1.9%	24.8	10.8	122.0%
Adjusted EBITDA Margin	12.6%	12.1%	0.5 p.p.	12.9%	6.4%	6.5 p.p.
Profit/(loss) for the period	(0.6)	2.6	N.M	1.2	(1.3)	N.M
EMEA Revenue Mix	9M 2021			9M 2020

In EMEA, a 6.6% increase in Multisector sales was driven by utilities, transportation, a recovery in tourism as well as by government services related to providing information to citizens during the pandemic. However, lower volumes during the third quarter led to a 9.3% decrease in Telefónica revenues, resulting in a 2.6% decrease in the region’s revenues, which totaled $59.4 million.

EMEA’s Adjusted EBITDA increased 1.9% to $7.5 million, while the corresponding margin expanded 0.5 bps to 12.6%, a result of improved operational efficiencies.

5

Cash Flow

Cash Flow Statement ($ in millions)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Cash and cash equivalents at beginning of period	153.8	207.2	209.0	124.7
Net Cash from Operating activities	26.8	10.7	41.1	68.2
Net Cash used in Investing activities	-10.3	-8.7	-35.8	-27.4
Net Cash (used in)/ provided by Financing activities	-14.7	-21.1	-58.0	36.2
Net (increase/decrease) in cash and cash equivalents	1.8	-19.1	-52.7	77.0
Effect of changes in exchanges rates	9.9	8.5	-10.6	-5.1
Cash and cash equivalents at end of period	145.7	196.6	145.7	196.6

Indirect Cash Flow View – Q3 2021 ($ in millions)

Indirect Cash Flow View – 9M 2021 ($ in millions)

Normalized Cash Flow View – 9M 2021 ($ in millions)

Operational FCF was a Q3 record since 2019, reaching $25.9 million, with FCF at $6.7 million, also a record for this period. The positive FCF was achieved despite being a quarter in which bond interest payments were made.

FCF for the 9M 2021 was negative $30.4 million, mainly due to $16.1 million in tax payments that had been postponed from 2020 under government pandemic relieve programs and to $10.9 million in one-off expenses related to debt refinancings.

Excluding these one-offs and growth-related expenses (working capital and capex), run-rate FCF was approximately $13.6 million in 9M 2021.

6

Cash Capex was 3.2% of revenues in 9M 2021, compared to 2.6% in the same period of 2020, mainly reflecting investments in IT to support an acceleration in the Company’s growth.

Indebtedness & Capital Structure

US$MM	Maturity	Interest Rate	Outstanding Balance Q3 2021
SSN (1) (USD)	2026	8.0%	493.4
Super Senior Credit Facility	2021	4.5%	25.0
Other Revolving Credit Facilities	2021	CDI + 2.7	21.4
Other Borrowings and Leases	2025	Variable	14.3
BNDES (BRL)	2022	TJLP + 2.0%	0.3
Debt with Third Parties			554.4
Leasing (IFRS 16)			141.3
Gross Debt (Debt with Third Parties + IFRS 16)			695.8
Cash and Cash Equivalents			145.7
Net Debt			550.1
(1)	Notes are protected by certain hedging instruments, with the coupons hedged through maturity, while the principal is hedged for a period of 3 years. The instruments consist mainly of cross-currency swaps in BRL, PEN and Euro.

At end of Q3 2021, Atento’s gross debt was $695.8 million, which included $141.3 million in leasing obligations under IFRS 16. Atento ended the quarter with cash and cash equivalents of $145.7 million. Approximately $80 million in revolving credit facilities were available at the end of the quarter, of which $50 million were drawn down.

Net leverage was 2.8x, down from 3.0x in Q2 2021 and 4.0x in Q3 2020, reflecting Atento’s 35.6% EBITDA growth year-to-date and within the 2021 guidance range of 2.5 to 3.0x. Management reiterates its confidence in continuing to deleverage the Company’s balance sheet in order to reach the target of 2.0x-2.5x by the end of 2022.

Net Leverage Debt Payment Schedule

Net Leverage	Debt Payment Schedule As of September 30, 2021

Fiscal 2021 Guidance

	FY 2021	YTD 2021 Reported
Revenue growth (in constant currency)	Mid-single digit	9.7%
EBITDA margin	12.5%-13.5%	12.6%
Leverage (x)	2.5x-3.0x	2.8x
Cash Capex as % of Revenues	4.0-4.5%	3.2%

7

Share Repurchase Program

During the quarter, Atento repurchased 2,391 shares under its Share Repurchase Program, at a cost of $0.06 million, and sold 54,507 shares for $0.5 million in relation to management compensation programs. At the end of September 2021, the Company held 888,366 Atento shares in treasury.

Conference Call

The Company will host a conference call and webcast on Tuesday, November 16, 2021 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: USA: +1 (866) 807-9684; UK: (+44) 20 3514 3188; Brazil: (+55) 11 4933-0682; Spain: (+34) 91 414 9260; or International: (+1) 412 317 5415. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com (Click here). A web-based archive of the conference call will also be available at the website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs approximately 140,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer Gartner named the company as a leader in the 2021 Gartner Magic Quadrant. For more information visit www.atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the Covid-19 pandemic on our business operations, financial results and financial position and on the world economy. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

8

SELECTED FINANCIAL DATA:

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the third quarter ended September 30, 2021 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2020 and 2021

	For the three months ended September 30			For the nine months ended September 30
($ million, except percentage changes)	2021	2020	Change (%)	Change excluding FX (%)	2021	2020	Change (%)	Change excluding FX (%)
	(unaudited)				(unaudited)
Revenue	368.6	352.7	4.5	4.1	1,122.0	1,042.7	7.6	9.7
Other operating income	1.9	1.1	73.2	72.2	5.2	3.1	70.0	70.0
Other gains and own work capitalized	0.0	0.0	(65.0)	(64.8)	0.0	0.0	12.8	12.1
Operating expenses:
Supplies	(22.1)	(18.5)	19.5	18.7	(71.7)	(51.2)	40.2	42.4
Employee benefit expenses	(271.9)	(259.9)	4.6	4.1	(844.6)	(793.9)	6.4	8.3
Depreciation	(18.9)	(18.4)	2.8	1.2	(54.2)	(56.0)	(3.3)	(1.1)
Amortization	(11.9)	(11.6)	2.5	1.8	(35.6)	(34.2)	4.2	6.5
Changes in trade provisions	(0.7)	(1.6)	(56.5)	(60.0)	1.0	(3.5)	(127.6)	(126.7)
Other operating expenses	(24.7)	(29.1)	(15.2)	(15.7)	(70.7)	(89.4)	(20.9)	(19.4)
Total operating expenses	(350.1)	(339.1)	3.3	2.7	(1,075.9)	(1,028.2)	4.6	6.5
Operating profit	20.4	14.8	38.2	43.1	51.3	17.6	N.M.	N.M.
Finance income	1.941	2.0	(3.4)	8.8	11.5	13.0	(11.6)	(4.3)
Finance costs	(18.047)	(18.8)	(3.9)	(5.1)	(64.7)	(51.6)	25.3	27.2
Change in fair value of financial instruments	(16.663)	-	N.M.	N.M.	(41.2)	0.0	N.M.	N.M.
Net foreign exchange loss	7.403	(8.8)	N.M.	N.M.	13.2	(18.1)	N.M.	N.M.
Net finance expense	(25.4)	(25.6)	(0.8)	(2.0)	(81.1)	(56.7)	43.2	50.3
Profit/(loss) before income tax	(4.9)	(10.8)	(54.4)	(57.5)	(29.9)	(39.1)	(23.6)	(21.9)
Income tax benefit/(expense)	(6.8)	(2.3)	N.M.	N.M.	(16.8)	0.2	N.M.	N.M.
Profit/(loss) for the period	(11.7)	(13.1)	(10.8)	(13.8)	(46.6)	(38.9)	19.9	20.8
Other financial data:
EBITDA (1) (unaudited)	51.3	44.8	14.4	14.7	141.1	107.8	30.9	35.6
Adjusted EBITDA (1) (unaudited)	51.3	44.8	14.4	14.7	141.1	107.8	30.9	35.6

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

9

Consolidated Statements of Operations by Segment for the Three and Nine Months Ended September 30, 2020 and 2021

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change Excluding FX (%)	For the nine months ended September 30,		Change (%)	Change Excluding FX (%)
	2021	2020			2021	2020
Revenue:	(unaudited)				(unaudited)
Brazil	152.4	145.2	4.9	2.0	457.3	452.5	1.1	7.3
Americas	157.8	148.3	6.4	8.8	476.2	425.2	12.0	13.2
EMEA	59.4	60.5	(1.8)	(2.6)	192.2	168.5	14.1	7.3
Other and eliminations (1)	(1.0)	(1.3)	(24.6)	(23.6)	(3.7)	(3.4)	6.5	8.7
Total revenue	368.6	352.7	4.5	4.1	1,122.0	1,042.7	7.6	9.7
Operating expenses:
Brazil	(145.8)	(140.3)	3.9	1.0	(443.7)	(449.7)	(1.3)	4.5
Americas	(155.1)	(145.9)	6.3	8.2	(469.1)	(424.0)	10.6	11.7
EMEA	(58.5)	(58.6)	(0.1)	(0.9)	(186.6)	(171.3)	9.0	2.4
Other and eliminations (1)	9.3	5.7	63.3	62.5	23.5	16.9	39.5	41.0
Total operating expenses	(350.1)	(339.1)	3.3	2.7	(1,075.9)	(1,028.2)	4.6	6.5
Operating profit/(loss):
Brazil	7.0	4.9	41.8	38.9	18.7	2.8	N.M.	N.M.
Americas	4.1	3.2	30.0	64.7	10.5	3.7	N.M.	N.M.
EMEA	2.3	2.9	(19.6)	(20.3)	9.3	(1.3)	N.M.	N.M.
Other and eliminations (1)	7.1	3.8	83.4	81.7	12.7	12.4	2.7	3.7
Total operating profit/(loss)	20.4	14.8	38.2	43.1	51.3	17.6	N.M.	N.M.
Net finance expense:
Brazil	(8.7)	(12.3)	(29.3)	(31.4)	(25.7)	(33.9)	(24.1)	(17.3)
Americas	0.8	(1.6)	N.M.	N.M.	(2.1)	(6.4)	(66.4)	(66.9)
EMEA	(0.7)	1.0	N.M.	N.M.	(2.1)	0.5	N.M.	N.M.
Other and eliminations (1)	(16.8)	(12.8)	31.4	30.6	(51.2)	(16.9)	N.M.	N.M.
Total net finance expense	(25.4)	(25.6)	(0.8)	(2.0)	(81.1)	(56.7)	43.2	50.3
Income tax benefit/(expense):
Brazil	0.6	2.2	(74.2)	(75.2)	1.4	9.7	(85.6)	(84.6)
Americas	(2.7)	(2.4)	10.2	21.6	(7.7)	(5.2)	48.2	51.6
EMEA	(2.1)	(1.3)	64.9	64.6	(6.1)	(0.6)	N.M.	N.M.
Other and eliminations (1)	(2.5)	(0.8)	N.M.	N.M.	(4.4)	(3.6)	19.7	14.3
Total income tax benefit/(expense)	(6.8)	(2.3)	N.M.	N.M.	(16.8)	0.2	N.M.	N.M.
Loss for the period:
Brazil	(1.2)	(5.2)	(77.6)	(78.4)	(5.6)	(21.4)	(73.9)	(72.3)
Americas	2.3	(0.8)	N.M.	N.M.	0.6	(8.0)	(107.5)	(107.2)
EMEA	(0.6)	2.6	(122.9)	(122.7)	1.2	(1.3)	N.M.	N.M.
Other and eliminations (1)	(12.2)	(9.7)	25.9	25.9	(42.8)	(8.2)	N.M.	N.M.
Loss for the period	(11.7)	(13.1)	(10.8)	(13.8)	(46.6)	(38.9)	19.9	20.8
Loss attributable to:
Owners of the parent	(11.7)	(13.1)	(10.8)	(13.8)	(46.6)	(38.9)	19.9	20.8
Other financial data:
EBITDA (2):
Brazil	22.7	20.6	10.2	7.4	64.1	50.4	27.2	36.3
Americas	15.9	14.1	12.4	18.9	45.2	36.9	22.4	24.3
EMEA	5.6	6.1	(8.8)	(9.5)	18.9	7.8	140.9	133.5
Other and eliminations (1)	7.1	3.9	79.7	78.0	12.9	12.6	1.9	2.8
Total EBITDA (unaudited)	51.3	44.8	14.4	14.7	141.1	107.8	30.9	35.6
Adjusted EBITDA (2):
Brazil	26.9	23.5	14.2	11.3	69.0	58.5	17.9	25.9
Americas	19.3	16.6	16.2	21.9	56.3	44.3	26.9	27.9
EMEA	7.5	7.3	2.6	1.9	24.8	10.8	129.7	122.0
Other and eliminations (1)	(2.4)	(2.6)	(8.8)	(9.4)	(9.0)	(5.9)	53.3	50.9
Total Adjusted EBITDA (unaudited)	51.3	44.8	14.4	14.7	141.1	107.8	30.9	35.6

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

10

Balance Sheet ($ Thousands)

ASSETS
	September 30, 2021	December 31, 2020
	(unaudited)	(audited)
NON-CURRENT ASSETS	584,454	604,327

Intangible assets	82,954	106,643
Goodwill	95,146	103,014
Right-of-use assets	141,017	137,842
Property, plant and equipment	88,590	90,888
Non-current financial assets	83,935	70,275
Trade and other receivables	31,033	20,995
Other non-current financial assets	36,258	38,192
Derivative financial instruments	16,644	11,088
Other taxes receivable	4,525	4,815
Deferred tax assets	88,287	90,850

CURRENT ASSETS	527,230	571,796

Trade and other receivables	334,275	324,850
Trade and other receivables	304,937	299,086
Current income tax receivable	29,338	25,764
Other taxes receivable	46,265	36,794
Other current financial assets	1,036	1,158
Cash and cash equivalents	145,654	208,994

TOTAL ASSETS	1,111,684	1,176,123

11

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2021	December 31, 2020
	(unaudited)	(audited)

TOTAL EQUITY	31,218	119,676
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY	31,218	119,676

Share capital	49	49
Share premium	617,594	613,619
Treasury shares	(13,227)	(12,312)
Retained losses	(226,843)	(178,988)
Translation differences	(321,908)	(280,715)
Hedge accounting effects	(41,090)	(37,360)
Stock-based compensation	16,643	15,383

NON-CURRENT LIABILITIES	694,631	651,662

Debt with third parties	598,204	594,636
Derivative financial instruments	58,357	5,220
Provisions and contingencies	34,306	45,617
Non-trade payables	2,009	4,296
Other taxes payable	1,755	1,893

CURRENT LIABILITIES	385,835	404,785

Debt with third parties	97,575	133,187
Trade and other payables	263,475	249,723
Trade payables	65,638	59,415
Income tax payables	9,001	16,838
Other taxes payables	103,591	97,104
Other non-trade payables	85,245	76,366
Provisions and contingencies	24,785	21,875
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,111,684	1,176,123

12

Cash Flow ($ million)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Operating activities
Loss before income tax	-4.9	-10.8	-29.9	-39.1
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	30.8	30.0	89.8	90.2
Changes in trade provisions	0.7	1.6	-1.0	3.5
Share-based payment expense	2.2	2.0	8.4	3.1
Change in provisions	-0.6	5.6	14.2	22.0
Grants released to income	-0.2	-0.2	-0.6	-0.5
Losses on disposal of property, plant and equipment	0.2	-0.1	0.2	0.1
Finance income	-1.9	-2.0	-11.5	-13.0
Finance costs	18.0	18.8	64.7	51.6
Net foreign exchange differences	-7.4	8.8	-13.2	18.1
Change in fair value of financial instruments	16.7	-	41.2	-
Change in other (gains)/ losses and own work capitalized	0.2	-0.3	-0.3	-0.7
	58.7	64.2	191.8	174.4
Changes in working capital:
Changes in trade and other receivables	-6.9	-3.3	-52.4	-13.1
Changes in trade and other payables	20.4	-25.1	45.8	7.5
Other assets/(payables)	-10.5	7.0	-33.8	-15.0
	3.0	-21.4	-40.4	-20.7

Interest paid	-23.2	-20.4	-54.9	-42.4
Interest received	4.0	1.6	11.8	11.7
Income tax paid	-4.9	0.2	-17.1	-7.3
Other payments	-5.9	-2.8	-20.1	-8.5
	-30.0	-21.3	-80.4	-46.4
Net cash flows from operating activities	26.8	10.7	41.1	68.2
Investing activities
Payments for acquisition of intangible assets	-0.5	-1.7	-1.0	-5.3
Payments for acquisition of property, plant and equipment	-9.8	-7.2	-33.0	-22.0
Payments for financial instruments	0.0	0.2	-1.8	-0.0
Net cash flows used in investing activities	-10.3	-8.7	-35.8	-27.4
Financing activities
Proceeds from borrowing from third parties	-	9.2	501.8	109.6
Repayment of borrowing from third parties	-4.9	-17.8	-523.2	-41.0
Payments of lease liabilities	-9.8	-12.1	-35.7	-31.5
Acquisition of treasury shares	-0.1	-0.4	-0.9	-0.9
Net cash flows provided by/ (used in) financing activities	-14.7	-21.1	-58.0	36.2
Net (decrease)/increase in cash and cash equivalents	1.8	-19.1	-52.7	77.0
Foreign exchange differences	-9.9	8.5	-10.6	-5.1
Cash and cash equivalents at beginning of period	153.8	207.2	209.0	124.7
Cash and cash equivalents at end of period	145.7	196.6	145.7	196.6

13

Adjustments to EBITDA by Quarter

	Fiscal 2019					Fiscal 2020					Fiscal 2021
($ million)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Profit/(loss) for the period	(45.6)	(6.6)	1.3	(29.6)	(80.7)	(7.4)	(18.3)	(13.1)	(7.9)	(46.8)	(20.2)	(14.7)	(11.7)
Net finance expense	17.3	19.1	13.8	6.9	57.1	16.9	14.2	25.6	25.3	82.0	27.8	28.0	25.4
Income tax expense	(2.9)	(3.1)	2.3	2.0	36.2	(0.2)	(2.4)	2.3	5.3	5.1	1.0	9.0	6.8
Write-off of deferred tax assets	37.8	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation and amortization	35.3	33.2	30.8	41.4	140.8	31.5	28.7	30.0	30.7	120.9	30.5	28.5	30.8
EBITDA (non-GAAP) (unaudited)	42.0	42.6	48.1	20.7	153.4	40.8	22.2	44.8	53.5	161.2	39.1	50.7	51.3
Adjusted EBITDA Margins	9.6%	9.6%	11.7%	5.0%	9.0%	10.9%	7.1%	12.7%	14.5%	11.4%	10.5%	13.3%	13.9%

IFRS 16 Effect

IFRS 16: Effect	YTD 2021	YTD 2020
Revenue	0.0	0.0
EBITDA	32.2	30.0
Depreciation & Amortization	-31.8	-33.5
Operating Profit	0.4	-3.5
Finance costs	-9.6	-9.6
(Loss)/profit before income tax	-9.3	-13.1
Income tax expense	(0.0)	(0.0)
(Loss)/profit after income tax	-9.3	-13.1

Add-Backs to Net Income by Quarter

	Fiscal 2019					Fiscal 2020					Fiscal 2021
($ million, except percentage changes)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Profit/(Loss) attributable to equity holders of the parent company	(45.6)	(6.6)	1.3	(29.6)	(80.7)	(7.4)	(18.3)	(13.1)	(7.9)	(46.8)	(20.2)	(14.7)	(11.7)
Amortization of acquisition related to intangible assets	5.1	5.0	4.9	5.5	20.6	5.0	4.3	4.5	4.5	18.3	5.1	4.9	4.7
Changes in fair value of financial instruments	-	-	-	-	-	-	-	-	-	-	13.8	10.8	16.7
Net foreign exchange gain/loss	1.6	1.4	(2.3)	8.4	9.1	3.5	5.8	8.8	9.7	27.8	(7.3)	1.5	(7.4)
Tax effect	34.6	(6.8)	(2.2)	2.2	27.7	(4.5)	(2.0)	(1.4)	(1.7)	(9.4)	(1.3)	(0.9)	(0.3)
Adjusted Earnings (non-GAAP) (unaudited)	(4.3)	(6.9)	1.6	(13.5)	(23.3)	(3.5)	(10.2)	(1.2)	4.5	(10.1)	(9.9)	1.6	2.0
Adjusted Earnings per share (in U.S. dollars) in the reverse split basis	(0.29)	(0.47)	0.11	(0.97)	(1.61)	(0.25)	(0.70)	(0.09)	0.32	(0.72)	(0.70)	0.11	0.14
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	(4.7)	(7.2)	1.6	(13.5)	(23.9)	(3.5)	(10.2)	(1.2)	4.5	(10.1)	(9.9)	1.6	2.0
Adjusted Earnings attributable to Owners of the parent (in U.S. dollars) in the reverse split basis	(0.32)	(0.49)	0.11	(0.97)	(1.65)	(0.25)	(0.70)	(0.09)	0.32	(0.72)	(0.70)	0.11	0.14
(*)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:
(a)	Amortization of acquisition related to intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.
(b)	The Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. Consequently, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.
(**)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 14,040,360 and 14,080,509 for the three months ended September 30, 2020 and 2021, respectively.

(***) Adjusted Earnings per share in the reverse split basis is calculated by applying the ratio of conversion of 5.027090466672970 used in the reverse split into the previous weighted average number of ordinary shares outstanding

14

Effective Tax Rate

($ million, except percentage changes)	Fiscal 2019	Fiscal 2020	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Profit/(loss) before tax[1]	(44.5)	(41.7)	(10.6)	(9.7)	3.5	(27.6)	(7.6)	(20.7)	(10.8)	(2.6)	(19.2)	(5.7)	(4.9)
(+) Total Add-backs to Net Income (excluding tax effect)	29.7	46.1	6.7	6.5	2.6	13.9	8.5	10.1	13.3	14.2	11.6	17.2	14.0
Amortization of acquisition related intangible assets	20.6	18.3	5.1	5.0	4.9	5.5	5.0	4.3	4.5	4.5	5.1	4.9	4.7
Net foreign exchange impacts	9.1	27.8	1.6	1.4	(2.3)	8.4	3.5	5.8	8.8	9.7	(7.3)	1.5	(7.4)
Change in fair value of financial instruments	-	-	-	-	-	-	-	-	-	-	13.8	10.8	16.7
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	(14.8)	4.4	(3.9)	(3.2)	6.1	(13.7)	0.9	(10.6)	2.5	11.6	(7.6)	11.5	9.1
(-) Recurring Tax	(8.5)	(14.5)	(0.4)	(3.7)	(4.5)	0.1	(4.3)	0.4	(3.7)	(7.0)	(2.3)	(9.9)	(7.1)
Income tax expense (reported)	(36.2)	(5.1)	(35.0)	3.1	(2.3)	(2.0)	0.2	2.4	(2.3)	(5.3)	(1.0)	(9.0)	(6.8)
Tax effect (non-recurring)	27.7	(9.4)	34.6	(6.8)	(2.2)	2.2	(4.5)	(2.0)	(1.4)	(1.7)	(1.3)	(0.9)	(0.3)
= Adjusted Earnings (non-GAAP) (unaudited)	(23.3)	(10.1)	(4.3)	(6.9)	1.6	(13.5)	(3.4)	(10.2)	(1.2)	4.6	(9.9)	1.6	2.0
Recurring ETR	57.7%	N.M.	9.8%	N.M.	74.1%	0.8%	N.M.	3.8%	N.M.	60.3%	30.3%	86.1%	78.0%

(1) Profit/(loss) before income tax from continuing operations

Financing Arrangements

Net debt with third parties as of September 30, 2020 and 2021 is as follows:

($ million, except Net Debt/Adj. EBITDA LTM)	On September 30, 2021	On Septeber 30, 2020
Cash and cash equivalents	145.7	196.6
Debt:
Senior Secured Notes	493.4	497.0
Super Senior Credit Facility	25.0	50.1
BNDES	0.3	0.6
Lease Liabilities (3)	154.3	129.3
Other Borrowings	22.7	33.9
Total Debt	695.8	710.8
Net Debt with third parties (1) (unaudited)	550.1	514.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	194.5	128.5
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	2.8x	4.0x
(1)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.
(2)	EBITDA LTM (Last Twelve Months)
(3)	Considers the impact on September 30, 2020 of the application of IFRS16 of $141.3 million and $X.X million of other financial leases.

15

Revenue Mix by Service Type

	Fiscal 2019					Fiscal 2020					Fiscal 2021
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Customer Service	51.7%	52.0%	53.0%	54.6%	52.8%	56.4%	60.9%	58.2%	59.5%	58.5%	61.7%	61.4%	60.6%
Sales	17.0%	16.9%	16.9%	15.6%	16.6%	13.3%	9.8%	12.6%	12.9%	12.3%	12.1%	12.7%	12.3%
Collection	7.9%	7.8%	7.4%	7.1%	7.5%	7.1%	7.0%	7.1%	6.6%	6.9%	6.2%	5.7%	5.5%
Back Office	12.8%	12.3%	12.8%	13.0%	12.7%	13.5%	13.0%	12.3%	12.8%	12.7%	11.8%	12.3%	12.0%
Technical Support	6.7%	7.1%	6.2%	5.9%	6.4%	6.1%	5.9%	5.5%	5.4%	5.8%	5.2%	5.2%	5.3%
Others	3.9%	3.9%	3.7%	3.8%	4.0%	3.6%	3.3%	4.3%	2.8%	3.8%	3.1%	2.7%	4.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100.0%	100.0%	100.0%	100.0%

Number of Workstations and Delivery Centers

	Number of Workstations		Number of Service Delivery Centers (1)		Headcount
	2021	2020	2021	2020	2021	2020
Brazil	50,569	49,211	30	30	75,380	70,252
Americas	37,089	38,847	46	49	5,146	5,165
Argentina (2)	3,664	4,358	10	12	4,970	5,286
Central America (3)	2,788	2,845	3	3	9,951	8,962
Chile	2,320	2,484	3	4	12,835	12,025
Colombia	9,798	9,133	9	9	15,784	17,527
Mexico	10,326	9,881	15	15	9,461	11,383
Peru	6,890	8,847	3	3	744	751
United States (4)	1,303	1,299	3	3	876	357
EMEA	5,325	5,171	14	14	6,804	6,645
Spain	5,325	5,171	14	14	134	89
Corporate	92,983	93,229	90	93	142,085	138,442
Total	50,569	49,211	30	30	75,380	70,252

(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2) Includes Uruguay.

(3) Includes Guatemala and El Salvador.

(4) Includes Puerto Rico.

FX Rates

FX Assumptions (Average)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	FY 2020	Q1 2021	Q2 2021	Q3 2021
Euro (EUR)	0.88	0.89	0.90	0.90	0.89	0.91	0.91	0.86	0.84	0.88	0.83	0.83	0.85
Brazilian Real (BRL)	3.77	3.92	3.97	4.12	3.94	4.46	5.38	5.38	5.40	5.15	5.47	5.30	5.23
Mexican Peso (MXN)	19.20	19.12	19.44	19.25	19.25	20.00	23.33	22.09	20.55	21.49	20.33	20.02	20.03
Colombian Peso (COP)	3,135.29	3,240.94	3,340.81	3,408.36	3,281.35	3,534.22	3,847.83	3,732.36	3,663.43	3,694.46	3,552.49	3,693.19	3,845.19
Chilean Peso (CLP)	667.01	683.69	705.50	754.86	702.77	802.78	823.43	780.80	761.68	792.17	723.99	716.30	771.23
Peruvian Soles (PEN)	3.32	3.32	3.34	3.36	3.34	3.40	3.43	3.55	3.60	3.50	3.66	3.80	4.05
Argentinean Peso (ARS)	39.05	43.91	50.56	59.38	48.22	61.55	67.64	73.31	80.06	70.64	88.55	94.06	97.24

16